UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Manitex International, Ltd.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

563420108

(CUSIP Number)

July 14, 2009

(Date of Event Which Requires Filing of This Statement)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 563420108	13G

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert J. Skandalaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 811,899
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 811,899
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 811,899
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.28%
12	TYPE OF REPORTING PERSON IN

Item 1	(a)	Name of Issuer:

Manitex International, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Officers:

1030 Doris Rd., Auburn Hills, MI 48326

Item 2	(a)	Name of Person Filing:

Robert J. Skandalaris

Item 2	(b)	Address of Principal Business Office or, if not, Residence:

1030 Doris Rd., Auburn Hills, MI 48326

Item 2	(c)	Citizenship

United States of America

Item 2	(d)	Title of Class or Securities:

Common Stock, no par value

Item 2	(e)	CUSIP Number

563420108

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

n/a

Item 4.	Ownership

(a) amount beneficially owned:

811,899

(b) Percent of Class:

8.28%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

811,899

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

811,899

Item 5	Ownership of Five Percent or Less of a Class:

N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ ROBERT J. SKANDALARIS
ROBERT J. SKANDALARIS

JULY 22, 2009